Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E6

Item 2	Date of Material Change

April 1, 2019.

Item 3	News Release

A news release with respect to the contents of this report was issued on April 1, 2019 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

Item 4	Summary of Material Change

On April 1, 2019, Lithium Americas Corp. (“LAC” or the “Company”) announced that it has entered into a definitive transaction agreement whereby Ganfeng Lithium Co., Ltd. (together with its subsidiary entities, “Ganfeng Lithium” or “GFL”) has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar S.A. (“Minera Exar”), the holding company for the Caucharí-Olaroz lithium brine project (“Caucharí-Olaroz” or the “Project”), for cash consideration of US$160 million (such transaction, the “Project Investment”). As a result of the Project Investment, Ganfeng Lithium will increase its interest in Caucharí-Olaroz from 37.5% to 50%, with LAC holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

Item 5	Full Description of Material Change

On April 1, 2019, the Company announced that it has entered into a definitive transaction agreement whereby Ganfeng Lithium has agreed to subscribe, through a wholly-owned subsidiary, for 141 million newly issued shares of Minera Exar S.A., the holding company for the Caucharí-Olaroz lithium brine project, for cash consideration of US$160 million. As a result of the Project Investment, Ganfeng Lithium will increase its interest in Caucharí-Olaroz from 37.5% to 50%, with LAC holding the remaining 50% interest (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an approximate 8.5% interest in Minera Exar).

The Project Investment will be used by Minera Exar for the purpose of construction and development of Caucharí-Olaroz. As a result of the subscription, the Company and Ganfeng Lithium will each hold a 50% interest in Minera Exar and Caucharí-Olaroz.

LAC and Ganfeng Lithium have agreed to implement certain amendments to the shareholders agreement governing the joint venture, including to provide equal representation on the Minera Exar board of directors and the Management Committee governing the joint venture.

In addition, on closing of the Project Investment, Minera Exar is expected to repay an US$8 million loan that was previously advanced by the Company in order to provide interim funding used for the construction and development of Caucharí-Olaroz during the closing of the 2018 transactions between LAC and Ganfeng Lithium.

The principal purposes and business reasons for, and anticipated effect of, the Project Investment include: (i) ensuring that the Company’s anticipated capital expenditure obligations with respect to the Project are fully funded; (ii) securing repayment by Minera Exar of US$8 million of its outstanding indebtedness owing to the Company and thereby providing liquidity to the Company; (iii) continuing to advance the development of the Project; and (iv) continuing to leverage GFL’s technical and project execution expertise to advance and optimize the Project.

As a result of the Project Investment, GFL will increase its interest in Minera Exar and will hold, directly or indirectly, a 50% interest in Minera Exar following closing (not including GFL’s indirect interest in Minera Exar resulting from its ownership of shares of the Company). The Project Investment will not affect GFL’s interest in the Company’s outstanding securities.

The Project Investment constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian securities regulatory authorities (“MI 61-101”) because Ganfeng Lithium and its affiliates are significant (16.9%) shareholders of LAC. Consequently, the Project Investment is subject to the formal valuation and minority approval requirements set forth in MI 61-101.

The Project Investment will require the approval of a simple majority of the votes cast at a special meeting of LAC shareholders (“LAC Meeting”), excluding Ganfeng Lithium and its affiliates and any other persons required to be excluded in accordance with MI 61-101. As a related party transaction, the board of directors of LAC (the “Board”) constituted a special committee of independent directors (the “Special Committee”) for the purposes of, among other things, considering the Project Investment, reviewing, directing and supervising the process to be carried out by the Company and its professional advisors in assessing and negotiating the Project Investment, and considering and making recommendations to the Board with respect to the Project Investment. The Special Committee is composed of Jean Fraser (Chair), Gary Cohn and George Ireland. In considering the Project Investment, the Special Committee retained Osler, Hoskin and Harcourt LLP as its independent legal counsel and Blair Franklin Capital Partners Inc. (“Blair Franklin”) as its valuator and independent financial advisor.

Blair Franklin has provided a formal valuation in respect of the Project in accordance with MI 61-101. A copy of the formal valuation will be included in the management information circular to be sent to Company shareholders. In addition, Blair Franklin has provided an opinion to the Special Committee, stating that, in their opinion and subject to the assumptions, limitations and qualifications contained in the fairness opinion, as of the date of the fairness opinion, the consideration paid under the Project Investment is fair, from a financial point of view, to the Company.

After careful consideration and deliberation, the Special Committee determined that the Project Investment is in the best interests of the Company and is fair to shareholders of the Company (other than Ganfeng Lithium, BCP Innovation Pte. Ltd. (“Bangchak”) and their respective affiliates) and unanimously recommended to the Board that the Board approve the Project Investment.

Following receipt of the unanimous recommendation by the Special Committee, the Board (with interested directors having recused themselves) determined that the Project Investment is in the best interests of the Company and is fair to shareholders of the Company (other than Ganfeng Lithium, Bangchak and their respective affiliates) and unanimously approved the Project Investment.

In addition to the approval of the shareholders of the Company in accordance with MI 61-101, closing of the Project Investment is subject to approval of the shareholders of Ganfeng Lithium, regulatory approvals in China applicable to GFL, the consent of Bangchak in its capacity as lender pursuant to LAC’s senior credit facility and other customary closing conditions.

The Company and GFL have agreed to hold their respective shareholder meetings as contemporaneously as reasonably possible.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-02

Not applicable.

Item 7	Omitted Information

No information has been intentionally omitted from this form.

Item 8	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 – 900 West Hastings Street
Vancouver, BC V6C 1E6
Telephone: 1 (778)-656-5811

Item 9	Date of Report

April 8, 2019

FORWARD-LOOKING STATEMENTS & INFORMATION

This report contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include, among other things: the timing and completion of each component of the Project Investment; statements regarding anticipated decision making with respect to Minera Exar; anticipated rates of production at Caucharí-Olaroz; successful development of the Caucharí-Olaroz project, including timing, anticipated production, and results thereof, the Company’s ability to successfully fund, or remain fully funded for, such development, accuracy of estimates of mineral resources and mineral reserves, and the expected benefits from the Project Investment and other transactions described herein, including successful closing and timing thereof.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, successful closing of the Project Investment and other transactions described herein, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project into production, including results therefrom and timing thereof, accuracy of mineral resource and reserve estimates, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in transactions similar to the Project Investment, successful completion of all conditions precedent thereto, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.